LEHMAN BROTHERS

August 8, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Retail Ventures, Inc.; Registration Statement on Form S-3 (File No. 333-134225)

Ladies and Gentlemen:

     Lehman Brothers Inc., the sole underwriter of the Company’s proposed public offering of up to $143,750,000 Premium Income Exchangeable Securities due 2011 (“PIES”) of Retail Ventures, Inc., hereby joins in the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 2:00 p.m. (NYT) on August 10, 2006, or as soon thereafter as is practicable.

     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated August 4, 2006, through the date hereof:

     Preliminary Prospectus dated August 4, 2006:

     2,249 copies to prospective Underwriters, institutional investors, dealers and others

     The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

LEHMAN BROTHERS INC.

By:	/s/ Arlene Salmonson
Name: Arlene Salmonson
Title: Vice President